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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13G

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                   -----------

                               (Amendment No. __)*


                             Interworld Corporation
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                                (Name of Issuer)


Common Stock, $0.01 par value per share                      46114Q 10 8
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    (Title of class of securities)                          (CUSIP number)


                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)
           [ ] Rule 13d-1(c)
           [X] Rule 13d-1(d)

                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                               Page 1 of ___ Pages

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NY2:\1016942\02\LS_#02!.DOC\82133.0003

------------------------------ --------------------------------------------            --------------------------------------------
CUSIP No.                      46114Q 10 8                                     13G                             Page 2 of ___
------------------------------ --------------------------------------------            --------------------------------------------
------------- --------------------------------------------------- -----------------------------------------------------------------
   1          NAMES OF REPORTING PERSONS:                         Robert L. Zangrillo


              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
------------- ---------------------------------------------------------------------------------------------------- ----------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                           (a) [_]
                                                                                                                           (b) [_]
------------- ---------------------------------------------------------------------------------------------------------------------
   3          SEC USE ONLY

------------- --------------------------------------------------- -----------------------------------------------------------------
   4          CITIZENSHIP OR PLACE OF ORGANIZATION:               United States of America

-------------------- ------ ------------------------------------------------ ------------------------------------------------------
   NUMBER OF           5    SOLE VOTING POWER:                                   4,010,000
    SHARES
                     ------ ------------------------------------------------ ------------------------------------------------------
 BENEFICIALLY          6    SHARED VOTING POWER:                                 0
   OWNED BY
                     ------ ------------------------------------------------ ------------------------------------------------------
     EACH              7    SOLE DISPOSITIVE POWER:                              4,010,000
   REPORTING
                     ------ ------------------------------------------------ ------------------------------------------------------
  PERSON WITH          8    SHARED DISPOSITIVE POWER:                            0

------------- -------------------------------------------------------------- ------------------------------------------------------
   9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:      4,010,000

------------- ---------------------------------------------------------------------------------------------------- ----------------
   10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                             [X]
------------- ---------------------------------------------------------------------------------------------------- ----------------
   11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                                   14.7%

------------- --------------------------------------------------- -----------------------------------------------------------------
   12         TYPE OF REPORTING PERSON:*                          IN
------------- --------------------------------------------------- -----------------------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).       NAME OF ISSUER:

                 InterWorld Corporation (the "Issuer")

ITEM 1(B).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 395 Hudson Street, 6th Floor
                 New York, New York  10014-3669

ITEM 2(A).       NAME OF PERSON FILING:

                 Robert L. Zangrillo (the "Reporting Person")

ITEM 2(B).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

                 c/o Strategic Global Partners, LLC
                 314 South Galena
                 Aspen, Colorado  81611

ITEM 2(C).       CITIZENSHIP:

                 United States of America

ITEM 2(D).       TITLE OF CLASS OF SECURITIES:

                 Common Stock, $0.01 par value per share (the "Common Stock")

ITEM 2(E).       CUSIP NUMBER:

                 46114Q 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                 (a)  [ ]  Broker or dealer registered under Section 15 of the
                           Exchange Act;

                 (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange
                           Act;

                 (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act;

                 (d)  [ ]  Investment company registered under Section 8 of the
                           Investment Company Act;

                 (e)  [ ]  An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

                 (f)  [ ]  An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);

                 (g)  [ ]  A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);

                 (h)  [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;


                                 Page 3 of ___

                 (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                 (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.          OWNERSHIP.

                 (a) The response of the Reporting Person to Row (9) of the cover page of this statement on Schedule 13G is incorporated herein by reference. As of December 31, 1999, the number of shares beneficially owned includes (i) 4,000,000 shares held by Strategic Global Partners, LLC (a limited liability company which is wholly-owned and managed by the Reporting Person) and
(ii) 10,000 shares held by the Reporting Person's spouse. The number of shares beneficially owned excludes (i) 10,000 shares held by a irrevocable trust (over which the Reporting Person has neither voting nor dispositive power) for the benefit of the Reporting Person's child and (ii) 250,000 shares held by Wight Investment Partners (over which the Reporting Person has neither voting nor dispositive power).

                 (b) The response of the Reporting Person to Row (11) of the cover page of this statement on Schedule 13G is incorporated herein by reference. As of December 31, 1999, the Reporting Person beneficially owned in the aggregate 4,010,000 shares of Common Stock, representing approximately 14.7% of the Common Stock (based on 27,232,738 shares outstanding as of December 27, 1999, as reported in the Issuer's Proxy Statement, dated December 31, 1999), determined in accordance with Rule 13d-3(d)(1).

                 (c) The responses of the Reporting Person to Rows (5) through
(8) of the cover page of this statement on Schedule 13G are incorporated herein by reference.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 Not applicable

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not applicable

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not applicable

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable

ITEM 10.         CERTIFICATION

                 Not applicable


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
                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 21, 2001


                                    Robert L. Zangrillo
                                    -----------------------------
                                    Robert L. Zangrillo















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